UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX
Result of AGM - dated 24 April 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 24, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 24, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

BARCLAYS PLC
24 April 2014

	Barclays PLC Annual General Meeting A poll was held on each of the resolutions proposed at the Annual General Meeting on 24th April 2014. The results of the polls are:
Resolutions		For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1	To receive the Reports of the Directors and Auditors and the audited accounts for the year ended 31 December 2013.	10,667,816,248	98.78	131,393,284	1.22	65.87%	16,349,410
2	To approve the Directors' Remuneration Report (other than the part containing the Directors' Remuneration Policy) for the year ended 31 December 2013.	7,126,653,596	76.01	2,249,400,996	23.99	57.19%	1,439,525,601
3	To approve the Directors' Remuneration Policy.	9,936,116,114	93.21	723,914,712	6.79	65.02%	154,598,278
4	To approve a fixed to variable remuneration ratio of 1:2 for 'Remuneration Code Staff '.	10,364,453,159	96.02	429,517,557	3.98	65.84%	21,212,841
5	To appoint Mike Ashley as a Director of the Company.	10,672,084,172	98.83	126,187,740	1.17	65.86%	16,316,452
6	To appoint Wendy Lucas-Bull as a Director of the Company.	10,764,606,558	99.69	33,601,963	0.31	65.86%	16,360,181
7	To appoint Tushar Morzaria as a Director of the Company.	10,762,198,864	99.67	35,814,824	0.33	65.86%	16,573,321
8	To appoint Frits van Paasschen as a Director of the Company.	10,784,632,718	99.88	13,328,383	0.12	65.86%	16,625,590
9	To appoint Steve Thieke as a Director of the Company.	10,784,753,224	99.88	13,475,661	0.12	65.86%	16,332,550
10	To reappoint Tim Breedon as a Director of the Company.	10,766,009,854	99.70	32,682,375	0.30	65.87%	15,896,603
11	To reappoint Reuben Jeffery III as a Director of the Company.	10,763,765,368	99.68	34,734,332	0.32	65.87%	16,092,831
12	To reappoint Antony Jenkins as a Director of the Company.	10,711,001,515	99.79	22,611,693	0.21	65.47%	80,980,132
13	To reappoint Dambisa Moyo as a Director of the Company.	10,759,296,155	99.64	38,878,454	0.36	65.86%	16,413,582
14	To reappoint Sir Michael Rake as a Director of the Company.	10,758,995,926	99.63	39,436,306	0.37	65.87%	16,151,792
15	To reappoint Diane de Saint Victor as a Director of the Company.	10,784,603,468	99.87	13,771,835	0.13	65.86%	16,212,649
16	To reappoint Sir John Sunderland as a Director of the Company.	10,387,133,565	96.19	411,467,632	3.81	65.87%	15,973,120
17	To reappoint Sir David Walker as a Director of the Company.	10,747,680,512	99.53	51,022,407	0.47	65.87%	15,843,648
18	To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.	10,639,507,191	99.30	75,444,788	0.70	65.36%	99,615,215
19	To authorise the Directors to set the remuneration of the Auditors.	10,758,718,523	99.62	40,741,779	0.38	65.87%	15,103,200
20	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	9,545,264,468	98.56	139,437,532	1.44	59.07%	1,130,814,749
21	To authorise the Directors to allot securities.	9,418,453,595	87.49	1,346,499,181	12.51	65.66%	49,590,817
22	To authorise the Directors to allot equity securities for cash or to sell treasury shares other than on a pro rata basis to shareholders.	10,684,434,307	99.03	104,546,363	0.97	65.81%	25,570,720
23	To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.	10,391,641,169	98.04	208,065,055	1.96	64.65%	214,825,837
24	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.	10,301,336,227	96.17	409,845,773	3.83	65.33%	104,275,824
25	To authorise the Company to purchase its own shares.	10,786,242,754	99.87	13,525,211	0.13	65.87%	14,809,248
26	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days' notice.	9,851,698,077	91.22	948,371,181	8.78	65.88%	15,418,458

Fulvio Conti and Simon Fraser retired at the 2014 Barclays PLC Annual General Meeting and did not seek re-election. Fulvio Conti and Simon Fraser therefore resigned from the Board at the conclusion of the meeting.

As at 6.00pm on Tuesday 22nd April 2014, the time by which shareholders who wanted to attend, speak and vote at the AGM must have been entered on the Company's register of members, there were 16,394,775,731 ordinary shares in issue. 823 shareholders or persons representing shareholders attended the meeting. Shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

In accordance with Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at
www.Hemscott.com/nsm.do.

For further information please contact:

ANALYSTS AND INVESTORS
Charles Rozes                +44 (0)20 7116 5752

MEDIA
Giles Croot                     +44 (0)20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays Group's (the "Group") plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe", "achieve" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, commitments in connection with the Transform Programme, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") and prudential capital rules applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards, the outcome of current and future legal proceedings, the success of future acquisitions, disposals and other strategic transactions and the impact of competition, a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange
plc (the "LSE") or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.